ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX and CBMM Enter into Joint Development Agreement Focused on Cathode Materials

BRISBANE, Australia, August 8, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, and CBMM, the world leader in the production and commercialization of niobium products, have announced the signing of a joint development agreement focused on nickel-based cathode materials.

Under the agreement, NOVONIX will use its patented all-dry, zero-waste synthesis process to synthesize, test, and analyze cathode active materials (“CAM”) that will incorporate CBMM’s suite of niobium products with the goal of developing a CAM with improved performance at a lower cost.

NOVONIX will utilize its cathode pilot line and the capabilities of its Battery Technology Solutions (BTS) division to characterize the materials under the project through their physical and electrochemical performance, including building full scale pouch cells for benchmark evaluation. CBMM will provide various materials throughout the project to compare and demonstrate optimal performance in NOVONIX’s cathode powders. Upon successful completion of milestones during this one-year project, NOVONIX and CBMM may enter into an agreement for CBMM products to be integrated into NOVONIX’s production processes.

In July 2023, NOVONIX commissioned its all-dry, zero-waste cathode pilot line and announced its production of material that matched the performance of leading cathode materials from existing suppliers in full-cell testing. Since then, the Company has shared the results[1] of an independent engineering study by Hatch Ltd. that shows the potentially significant cost savings and waste reduction of NOVONIX’s cathode synthesis process compared to the conventional wet process.

NOVONIX was recently granted a patent[2] for its all-dry, zero-waste cathode synthesis technology in Japan, a key market for the production and use of CAM. The Company has continued to produce various grades of mid- and high-nickel cathode material to specifications of potential commercialization partners and began sampling these pilot scale materials. A white paper was recently published to highlight the performance of its mid-nickel materials.[3]

Dr. Chris Burns, CEO of NOVONIX said, “CBMM’s experience with niobium products allows us to explore the use of important additives to improve the stability and durability of our materials. Our agreement with CBMM advances NOVONIX’s strategy to form strong partnerships to demonstrate and commercialize our all-dry, zero-waste cathode synthesis technology. The agreement also demonstrates our continued commitment to developing industry-leading battery materials to service both the electric vehicle and energy storage industries.”

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[1] September 11, 2023 - NOVONIX Announces Results of Engineering Study on Proprietary All-Dry, Zero-Waste Cathode Synthesis Process

[2]. June 27, 2024 - NOVONIX Granted Patent for All-Dry, Zero-Waste Cathode Synthesis

[3]. White Paper - An Evaluation of All-Dry, Zero-Waste Cathode Synthesis Technology on Mid-Nickel LiNi0.6Mn0.2Co0.2O2 (NMC622) at the Pilot Scale

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

CBMM has invested $80 million in establishing its first industrial-scale niobium oxide refining facility with the intent of providing battery makers with niobium. The facility is focused on niobium oxide applications for battery materials. The use of niobium oxide has been shown to improve the cycle life of NMC cathode materials, and it is expected to be a key material in CAM production. Before the end of 2024, CBMM aims to complete its first production from the 3,000 tonnes per annum facility.

Dr. Robson Monteiro, Global Market Development Senior Specialist at CBMM said, “A significant amount of CBMM’s future lies with supplying our niobium products to battery makers and battery materials suppliers. The adoption of high capacity cathode active materials in lithium-ion batteries is growing rapidly and niobium usage is especially good for mid- and high-nickel contents due to their reactive issues with the electrolyte, affecting overall performance. Niobium reduces that risk. NOVONIX’s progress in cathode synthesis makes them an excellent partner to help progress our goals in the battery space.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

About CBMM

World leader in the production and marketing of niobium products, CBMM has more than 500 customers in over 50 countries. Headquartered in Brazil, with regional offices in China, the Netherlands, Singapore, Switzerland and the United States, the company supplies products and technology to the infrastructure, mobility, aerospace, healthcare, and energy sectors. The company has a New Business front to support its growth plans through the development of new applications that is focused on accelerating the entry, into the global market, of niobium technology. In the last 5 years, CBMM has made strategic investments aiming at new developments in niobium materials for Li-ion batteries. Since its foundation, CBMM has developed projects in Brazil and in several countries around the world to foster the adoption of niobium technology by several industries. For further information, please visit https://cbmm.com/en.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode synthesis process, developing cathode active materials with improved performance at a lower cost, the successful completion of our project with CBMM, and the execution of a material technology agreement for CBMM products to be integrated into our processes. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the successful development and commercialization of our cathode synthesis technology and cathode active materials, the commercial success of our technology, our ability to scale our production facility and to obtain funding to finance our growth and operations, the accuracy of our estimates regarding market size, costs and expenses, future revenue, capital requirements and needs for additional financing, how discussions progress with potential customers, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA